Neuberger Berman Investment Advisers LLC 1290 Avenue of the Americas New York, NY 10104 Tel: (212) 476-9000

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NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND
ANNOUNCES FINAL RESULTS OF ITS TENDER OFFER

NEW YORK, NY, January 13, 2017 — Neuberger Berman Real Estate Securities Income Fund Inc. (NYSE MKT: NRO) (the “Fund”) announced today the final results of its tender offer for up to 15% of its outstanding shares of common stock for cash at a price per share equal to 98% of its net asset value per share (“NAV”) determined on January 9, 2017.  The tender offer, which expired at 12:00 midnight, New York City time, on January 10, 2017 (one minute after 11:59 P.M., New York City time, on January 9, 2017) was oversubscribed.

In accordance with the terms of the offer, since the tender offer was oversubscribed, the Fund will purchase 15% of its outstanding shares of common stock on a pro-rata basis, after taking into account “odd lots” and with appropriate adjustment to avoid purchase of fractional shares of common stock, based on the number of shares properly tendered (the “Pro-Ration Factor”).  The final results of the tender offer are provided in the table below.

Number of Shares Tendered	Number of Tendered Shares to be Purchased	Pro-Ration Factor	NAV on January 9, 2017	Purchase Price (98% of NAV on January 9, 2017)	Number of Shares Outstanding After Tender Offer
22,472,040.1997	8,368,176	36.998%	$5.93	$5.81	47,419,670

The Fund will purchase the shares of common stock that it has accepted for payment as promptly as practicable.  Stockholders who have questions regarding the tender offer should contact their financial advisors or call Okapi Partners LLC, the information agent for the tender offer, at 1-877-629-6355 (toll free)

About Neuberger Berman

Neuberger Berman, founded in 1939, is a private, independent, employee-owned investment manager.  The firm manages equities, fixed income, private equity and hedge fund portfolios for institutions and advisors worldwide.  With offices in 19 countries, Neuberger Berman’s team is more than 1,900 professionals and the company was named by Pensions & Investments as a Best Place to Work in Money Management for four consecutive years.  Tenured, stable and long-term in focus, the firm fosters an investment culture of fundamental research and independent thinking.  It manages $255 billion in client assets as of September 30, 2016.  For more information, please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties.  Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of the Fund’s investment manager to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.